SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d- 1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                             (Amendment No. 2)* /1/

                                 CLINICOR, INC.
                              _____________________
                                (Name of Issuer)

                         Common Stock, $0.001 Par Value
                      ____________________________________
                         (Title of Class of Securities)

                                    18726M106
                                _________________
                                 (CUSIP Number)


                                December 31, 1999
                     _______________________________________
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                         [ ] Rule 13d-1(b)

                         [ ] Rule 13d-1(c)

                         [X] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

/1/ Initial filing with respect to Quantum Industrial Partners LDC, QIH Management Investor, L.P. and QIH Management, Inc.


                         Continued on following page(s)
                                  Page 1 of 19
                             Exhibit Index: Page 14

                                  SCHEDULE 13G

CUSIP No. 18726M106                                           Page 2 of 19 Pages



1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                QUANTUM INDUSTRIAL PARTNERS LDC

2        Check the Appropriate Box If a Member of a Group*
                                      a. [ ]
                                      b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  CAYMAN ISLANDS

                           5        Sole Voting Power
  Number of                                 294,667
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   294,667
    With
                           8        Shared Dispositive Power
                                            0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    294,667

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares*

                                    [  ]

11       Percent of Class Represented By Amount in Row (9)

                                    6.60%

12       Type of Reporting Person*

         OO; IV



                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 18726M106                                           Page 3 of 19 Pages





1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                QIH MANAGEMENT INVESTOR, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                      a. [ ]
                                      b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                           5        Sole Voting Power
  Number of                                 294,667
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   294,667
    With
                           8        Shared Dispositive Power
                                            0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    294,667

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares*

                                    [  ]

11       Percent of Class Represented By Amount in Row (9)

                                    6.60%

12       Type of Reporting Person*

         PN; IA



                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 18726M106                                           Page 4 of 19 Pages



1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                QIH MANAGEMENT, INC.

2        Check the Appropriate Box If a Member of a Group*
                                      a. [ ]
                                      b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                           5        Sole Voting Power
  Number of                                 294,667
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   294,667
    With
                           8        Shared Dispositive Power
                                            0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    294,667

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares*

                                    [  ]

11       Percent of Class Represented By Amount in Row (9)

                                    6.60%

12       Type of Reporting Person*

         CO




                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 18726M106                                           Page 5 of 19 Pages




1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person


                SOROS FUND MANAGEMENT LLC

2        Check the Appropriate Box If a Member of a Group*
                                      a. [ ]
                                      b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                           5        Sole Voting Power
  Number of                                 294,667
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   294,667
    With
                           8        Shared Dispositive Power
                                            0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    294,667

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares*

                                    [  ]

11       Percent of Class Represented By Amount in Row (9)

                                    6.60%

12       Type of Reporting Person*

         OO; IA




                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 18726M106                                           Page 6 of 19 Pages




1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                GEORGE SOROS (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                      a. [ ]
                                      b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                           5        Sole Voting Power
  Number of                                 0
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  294,667
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   0
    With
                           8        Shared Dispositive Power
                                            294,667

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    294,667

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares*

                                    [  ]

11       Percent of Class Represented By Amount in Row (9)

                                    6.60%

12       Type of Reporting Person*

         IA



                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 18726M106                                           Page 7 of 19 Pages



1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  STANLEY F. DRUCKENMILLER (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                      a. [ ]
                                      b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                           5        Sole Voting Power
  Number of                                 0
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  294,667
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   0
    With
                           8        Shared Dispositive Power
                                            294,667

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    294,667

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares*

                                    [  ]

11       Percent of Class Represented By Amount in Row (9)

                                    6.60%

12       Type of Reporting Person*

         IA



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 8 of 19 Pages


Item 1(a)         Name of Issuer:

                  Clinicor, Inc. (the "Issuer").

Item 1(b)         Address of the Issuer's Principal Executive Offices:

                  1717 West Sixth Street, Suite 400, Austin, TX 78703.

Item 2(a)         Name of Person Filing:

                  This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  i)   Quantum Industrial Partners LDC ("QIP");

                  ii)  QIH Management Investor, L.P. ("QIHMI");

                  iii) QIH Management, Inc. ("QIH Management");

                  iv)  Soros Fund Management LLC ("SFM LLC");

                  v)   Mr. George Soros ("Mr. Soros"); and

                  vii) Mr. Stanley F. Druckenmiller ("Mr. Druckenmiller").


                  This statement relates to Shares (as defined herein) held for the account of Quasar International Partners C.V. ("Quasar Partners").

                  The sole managing member of QIP is QIHMI, the sole general partner of which is QIH Management. Mr. Soros is the sole shareholder of QIH Management. Mr. Soros has entered into an agreement dated as of January 1, 1997 with SFM LLC pursuant to which Mr. Soros has, among other things, agreed to use his best efforts to cause QIH Management, as the general partner of QIHMI, to act on the direction of SFM LLC. Mr. Soros is also the Chairman of SFM LLC, and in such capacity may be deemed to have voting and dispositive power over the Shares held for the account of QIP. Mr. Druckenmiller is the lead Portfolio Manager of SFM LLC, and in such capacity may be deemed to have voting and dispositive power over the Shares held for the account of QIP. As a result of the combination of Quasar International Fund N.V. with Quantum Industrial Holdings Ltd., a British Virgin Islands international business company ("QIH"), each of QIP, QIHMI, QIH Management, SFM LLC, Mr. Soros and Mr. Druckenmiller may be deemed to be the beneficial owner of the Shares held for the account of Quasar Partners.

Item 2(b)         Address of Principal Business Office or, if None, Residence:

                  QIP has its principal business office at Kaya Flamboyan 9, Willemstad, Curacao, Netherlands Antilles. QIHMI, QIH Management, SFM LLC, Mr. George Soros, and Mr. Druckenmiller have their principal offices at 888 Seventh Avenue, 33rd Floor, New York, New York, 10106.

                                                              Page 9 of 19 Pages


Item 2(c)         Citizenship:

                  i)  QIP is a Cayman Islands exempted limited duration company;

                  ii) QIHMI is a Delaware limited partnership;

                  iii)QIH Management is a Delaware corporation;

                  iv) SFM LLC is a Delaware limited liability company;

                  v)  Mr. Soros is a citizen of the United States;

                  vi) Mr. Druckenmiller is a citizen of the United States.


Item 2(d)         Title of Class of Securities:

                  Common Stock, $0.001 par value (the "Shares").

Item 2(e)         CUSIP Number:

                  18726M106

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

                  This Item 3 is not applicable.

Item 4.           Ownership:

Item 4(a)         Amount Beneficially Owned:

                  The number of Shares which may be deemed to have been beneficially owned by each of the Reporting Persons was as follows:

                  As of December 31, 1999, each of QIP, QIHMI, QIH Management, SFM LLC, Mr. Soros and Mr. Druckenmiller may be deemed to have been the beneficial owners of 294,667 Shares held for the account of Quasar Partners (this number assumes the conversion of 442 Class A Convertible Preferred Shares, no par value, to 294,667 Shares).

Item 4(b)         Percent of Class:

                  The number of Shares which may be deemed to have been beneficially owned by each of the Reporting Persons constitutes approximately 6.60% of the total number of Shares which would have been outstanding assuming conversion of all derivative securities of the Issuer held for the account of Quasar Partners.

                                                             Page 10 of 19 Pages


Item 4(c)         Number of shares as to which such person had:

     QIP, QIHMI, QIH Management and SFM LLC
     --------------------------------------

     (i)   Sole power to vote or to direct the vote:                     294,667

     (ii)  Shared power to vote or to direct the vote:                         0

     (iii) Sole power to dispose or to direct the disposition of:        294,667

     (iv)  Shared power to dispose or to direct the disposition of:            0


     Mr. Soros and Mr. Druckenmiller
     -------------------------------

     (i)   Sole power to vote or to direct the vote:                           0

     (ii)  Shared power to vote or to direct the vote:                   294,667

     (iii) Sole power to dispose or to direct the disposition of:              0

     (iv)  Shared power to dispose or to direct the disposition of:      294,667



Item 5.           Ownership of Five Percent or Less of a Class:

                  This Item 5 is not applicable.

Item 6.           Ownership  of More than  Five  Percent  on  Behalf of  Another
                  Person:

                  The partners of Quasar Partners, including Quantum Industrial Partners LDC, a Cayman Islands limited duration company, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of Quasar Partners in accordance with their ownership interests in Quasar Partners.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                  Company:

                  This Item 7 is not applicable.

Item 8.           Identification and Classification of Members of the Group:

                  This Item 8 is not applicable.

Item 9.           Notice of Dissolution of Group:

                  This Item 9 is not applicable.

                                                             Page 11 of 19 Pages

Item 10.          Certification:

                  By signing below the signatory certifies that, to the best of his/its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the Securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                             Page 12 of 19 Pages


                                   SIGNATURES


After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:   February 10, 2000                QUANTUM INDUSTRIAL PARTNERS LDC


                                         By:      /S/ MICHAEL C. NEUS
                                                  ------------------------------
                                                  Michael C. Neus
                                                  Attorney-in-Fact


Date:   February 10, 2000                QIH MANAGEMENT INVESTOR, L.P.

                                         By:      QIH MANAGEMENT, INC.,
                                                  its General Partner


                                                  By:      /S/ MICHAEL C. NEUS
                                                           ---------------------
                                                           Michael C. Neus
                                                           Vice President

Date:   February 10, 2000                QIH MANAGEMENT, INC.


                                         By:      /S/ MICHAEL C. NEUS
                                                  ------------------------------
                                                  Michael C. Neus
                                                  Vice President

Date:   February 10, 2000                SOROS FUND MANAGEMENT LLC


                                         By:      /S/ MICHAEL C. NEUS
                                                  ------------------------------
                                                  Michael C. Neus
                                                  Assistant General Counsel


Date:   February 10, 2000                GEORGE SOROS



                                         By:      /S/ MICHAEL C. NEUS
                                                  ------------------------------
                                                  Michael C. Neus
                                                  Attorney-in-Fact

                                                             Page 13 of 19 Pages



Date:   February 10, 2000               STANLEY F. DRUCKENMILLER



                                        By:      /S/ MICHAEL C. NEUS
                                                 -------------------------------
                                                 Michael C. Neus
                                                 Attorney-in-Fact

                                                             Page 14 of 19 Pages





                                  EXHIBIT INDEX
                                                                            Page
                                                                            ----

A.       Joint Filing  Agreement dated as of February 10, 2000 by
         and  among   Quantum   Industrial   Partners   LDC,  QIH
         Management Investor,  L.P., QIH Management,  Inc., Soros
         Fund Management LLC, Mr. George Soros and Mr. Stanley F.
         Druckenmiller...........................................             15

B.       Power of Attorney  dated as of January 24, 2000  granted
         by Quantum  Industrial  Holdings LLC in favor of Michael
         C. Neus and Richard D. Holahan, Jr......................             17

C.       Power of Attorney  dated as of January 1, 1997,  granted
         by Mr.  George  Soros in favor of Mr. Sean C. Warren and
         Mr. Michael C. Neus.....................................             18

D.       Power of Attorney  dated as of January 1, 1997,  granted
         by Mr.  Stanley  Druckenmiller  in favor of Mr.  Sean C.
         Warren and Mr. Michael C. Neus..........................             19